EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated April 29, 2008 accompanying the financial statements of Newcastle Resources Ltd. (formerly Pan American Gold Corporation), appearing in Form 20-F Amendment No. 2 for the year ended December 31, 2007, and consent to the inclusion of the aforementioned report.

/s/ MANNING ELLIOTT LLP

Chartered Accountants

Vancouver, Canada

March 11, 2009